ONE ROQ Spirits LLC



ANNUAL REPORT

430 Virginia Street

Buffalo, NY 14201

0

www.oneroqclub.com

This Annual Report is dated May 2, 2022.

BUSINESS

Background
ONE ROQ Spirits LLC which operates in the distilled spirits market vertical, as premium distiller and supplier of ONE ROQ Vodka, actively restarted operation in Q3 2018 after almost two years of dormancy. The Company's re-emergence into the market is the result of a new business and marketing strategy emphasizing consumer participation in the brand's ownership, marketing and development including the benefits associated with membership in the exclusive ONE ROQ Club which offers events and additional benefits to members. The ONE ROQ Club program also allows members to purchase ONE ROQ products online for convenient delivery at exclusive member pricing through an approved 3rd party as required by the 3-Tier System. The Company maintains a "first-mover" position with its unique marketing approach and is raising funding to scale and materialize the Company's market value for investors.

Company, Product & Operating Model
ONE ROQ Spirits LLC (the "Company") was formed in the State of New York on March 12, 2012. The Company is an adult beverage manufacturer that primarily produces vodka under its ONE ROQ® brand name. Its principal products include ONE ROQ Vodka (plain), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored). The Company utilizes a satellite network of bottling facilities located throughout the US which produce the signature ONE ROQ Vodka recipe. Self production is a potential tenant of its future business plans.

Previous Offerings

Name: Membership Units
Type of security sold: Equity
Final amount sold: $997,968.00
Number of Securities Sold: 4,994,946
Use of proceeds: Technology Development; Marketing; Human Resources; Inventory; Fund Raising
Date: March 01, 2020
Offering exemption relied upon: Regulation CF

Name: Membership Units
Type of security sold: Equity
Final amount sold: $96,543.00
Number of Securities Sold: 373,851
Use of proceeds: Legal/accounting, initial capital campaign expenses, marketing/brand development
Date: August 31, 2018
Offering exemption relied upon: Regulation CF

Name: Membership Units
Type of security sold: Equity
Final amount sold: $368,958.00
Number of Securities Sold: 924,356
Use of proceeds: Marketing, brand development, product development and production
Date: August 19, 2020
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

From 2018 through December 31, 2019, the Company's Founder directed all focus on the successful preparation and launch of the Company's Regulation CF Offering as part of its plan to commercialize a new and differentiated business model, ONE ROQ Vodka Club.

These activities included the research of all new applicable securities and beverage alcohol laws; the production of new inventory; the conception and development of marketing assets such as the Company's website, ONEROQClub.com and cultural ad campaign "Own Your Spirit;" and minimum general operating expenses including warehousing and office leases. Notably, the Founder/Manager personally reinvested for the necessary preparations.

ONE ROQ Spirits LLC which operates in the distilled spirits market vertical, as a premium distiller and supplier of ONE ROQ Vodka, actively restarted operation in Q3 2018 after almost two years of dormancy. The Company's re-emergence into the market is the result of a new business and marketing strategy emphasizing consumer participation in the brand's ownership, marketing, and development including the benefits associated with membership in the exclusive ONE ROQ Club which offers events and benefits to members. The ONE ROQ Club program also allows members to purchase ONE ROQ products online for convenient delivery at exclusive member pricing through an approved 3rd party as required by the 3-Tier System.

Revenue

Sales in 2018 were generated by a single wholesale distributor, the Company chose to maintain in its local market resulting from its original test launch period. In 2019, the Company began testing its new e-commerce and retail marketing platforms in California. Both years sales from this customer niche were organic in nature and not driven by any direct marketing or advertising investments. In addition, the Company does not consider the 2018 – 2019 variance in sales to be of material importance in light of the fact it had been focusing its efforts solely on the redevelopment of its business model for the intended re-launch into the National market.

ONE ROQ Vodka 2021 Sales volume was $141,115 up from $64,510 as reported for 2020. During 2020 ONE ROQ produced 9,954 units and sold 1,208 cases as compared to 2,346 units produced and 680 cases sold in 2020. Importantly, the Company does not consider sales to be of material importance during this period as the focus for the Company was on the development of its technology/business model, team building, and capital raise.

Cost of Goods Sold

Cost of goods sold for 2020 was $127,599 as compared to $66,742 in 2020. The increase in the Cost of Goods sold in comparison with sales volume was attributable to improved efficiencies in manufacturing and reflective of sales volume increases.

Gross margins

In 2021 gross margin of $13,516 improved from $(2,232) in 2020 due to the factors discussed in the preceding section. Margins have shown substantial improvement over the prior periods, despite the Company's continued primary focus on platform development and fundraising activities through calendar year 2021.

Expenses

Operating expenses were $429,261 during 2021, compared to $456,463 in 2020. ONE ROQ continues its strategy to aggressively pursue consumers in the online web market, the company continue to invest heavily in online marketing and sales development, spending $315,323 and $362,359 in this niche during 2021 and 2020, respectively. Efficiencies associated with increased management experience resulted in legal and professional costs associated with ONE ROQ's crowdfunding campaign decreasing by $13,496 from $47,700 in 2020 to $34,204 in 2021. Information technology represents the Company's technology expenditures required to support its growing customer and investor base with expenditures in this category of $51,252 in 2021 and $44,752 in the prior year. The increases in this category is the result of our continued intensive investment in progressive technology which differentiates our brand from competitors. Travel and Entertainment remained relatively constant with expenditures of $23,775 in 2021 compared to $24,400 in 2020 as promotional events increased, development of distribution channels and customer relationship building has improved and additional travel nationwide were reduced for a good portion due to COVID-19. All other operating expenditures were immaterial and reflected consistent nominal spending patterns year-to-year.

Historical results and cash flows:

Management believes historical financial results of the Company are not indicative of future performance, as the Company has concentrated its energy and efforts primarily in the areas of research, product enhancement, platform and process technology development which is consistent with the Company's strategic plan to discover and redevelop and prove a new differentiated marketing strategy and raise the initial financing to commercialize said strategy. Notwithstanding the effects of the global Pandemic and the completion of its prior equity financing, the Company is now entering its second strategic phase of growing Company sales with its unique web and member-enabled strategies.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $20,751.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Scarp Property Associates, LLC
Amount Owed: $127,191
Interest Rate: 5.0%
Maturity Date: September 30, 2030

The note bears interest at 5.0% per annum requiring monthly payments of interest and principal of $1,526 through maturity on 9/30/2030. The unpaid principal balances totaled $127,191 and $142,011 and accrued interest totaled $584 and $592 as of December 31, 2021 and 2020, all respectively.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joseph Garrett Green
Joseph Garrett Green's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager, Chief Executive Officer, Founder
Dates of Service: March 12, 2012 - Present
Responsibilities: Day-to-day management, oversight and leadership of marketing, operations and financial strategies. Mr Green's baseline compensation is $48,000 to $50,000 annually and he does not currently receive performance bonuses in the form of equity or cash. Mr. Green focuses his full-time on the company.

Other business experience in the past three years:

Employer: Elmhurst Milked; Steuben Foods
Title: Inside Consultant
Dates of Service: February 28, 2016 - March 13, 2017
Responsibilities: Helped lead the organization, management and strategic direction of the Company's branded products platform. This included a wide range of marketing functions including but not limited to brand strategy, brand development, advertising strategy, valuation, company formation, B2C planning, staging and coordination with outside consultants and strategic partners.

Employer: Green & Co Holdings
Title: Director; Lead Consultant
Dates of Service: October 01, 2004 - Present
Responsibilities: Conducts intermittent interactions with early stage consumer products goods companies seeking start up, financing, marketing and brand strategy consulting services. Less than 2% of Garrett's time is required of this role.

Employer: Get Fried Franchise Group
Title: Co-Founder
Dates of Service: May 01, 2015 - February 01, 2020
Responsibilities: Garrett served as a co-founder, investor and board member for a seed-stage quick-service restaurant franchise concept specializing in topped gourmet french fries. Garrett led primary start up functions, set general foundational marketing and operational strategies.The Company was sold in 2019.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Membership Units
Member Name: J Garrett Green
Amount and nature of Beneficial ownership: 48,950,000
Percent of class: 91.0

RELATED PARTY TRANSACTIONS

Name of Entity: J. Garrett Green
Relationship to Company: Officer

Nature / amount of interest in the transaction: During the reporting periods presented, the Company had amounts receivable from its majority shareholder incurred as part of normal business operations. Additionally. the Company has a lease relationship with its majority member and owner for office space used in the Company's operations. At December 31 2021 and 2020, the Company had notes receivable from Mr. J. Garrett Green in the amount of $109,364 and $54,880, respectively. During the years ended December 31 2021 and 2020, the Company was charged $15,000 in office rent expense that was paid to the majority owner under the terms of the lease arrangement.

Material Terms:
Notes have no formal repayment terms or stated interest rate.
Lease: Month-to-month lease, no defined term, cancellable by either party with monthly payments of $1,250.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,471,034 of Membership Units.

Membership Units
The amount of security authorized is 60,000,000 with a total of 53,905,471 outstanding.

Voting Rights
1 vote per unit
Material Rights

Membership Interests
Each Member shall own Membership Units in the amounts set forth for such Member in Schedule A of the Operating Agreement; and shall have a Percentage Interest in the Company based upon their purchase of interests, as set forth in Schedule A of the Operating agreement.

Distributions/Dividends
Distributions shall be made at such times and in such amounts as may be determined solely by the Board of Managers, to the Members, pro rata in accordance with their Percentage Interests, as per the Operating Agreement.

Transfers of Membership

The Company will be provided 45 days notice of any intent to transfer for their consideration to purchase units from transferee, as per the Operating Agreement

Drag Along Rights
Holders of more than 50% of the Company's Membership Units have the right to sell his/her

Membership Units or the Company's Membership Units to a buyer, as per the Operating Agreement.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, are often valued on other factors including: market size, historical exit valuations, projections and growth potential.

The transferability of the Securities you are buying is limited

Any Membership Unit (stock) purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or other preferred stock vehicles in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be operational product or service extensions, or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments.

Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

ONE ROQ Spirits is in the early stages of achieving operating history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ONE ROQ Spirits, LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3-4 years or generate sufficient revenues to pay dividends to the holders of the shares. There is no guarantee that the Company will be able to drive its projected enterprise value and conduct the target exit event through IPO or brand sale.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that ONE ROQ and ONEROQClub.com is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), TTB (The Alcohol and Tobacco Tax and Trade Bureau), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service to ONE ROQ Spirits, LLC; ONEROQClub.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ONE ROQ Spirits; ONEROQClub.com could harm our reputation and materially negatively impact our financial condition and business.

Industry Barriers

The beverage alcohol market operates on a federally regulated supply chain where 100% of the distribution has become consolidated among a hand full of dominate distributors who largely serve the interests of 20 or so major global suppliers. Without Partnerships with major distributors, an alternative supply chain, or a robust direct-to-home platform, the Company may not achieve its growth targets on the time-horizon offered.

Non-Participation

The market is heavily influenced by a small number of major distributors who seek to limit the number of new brands in the market as a strategy to protect the interests of established brands. Investors in ONE ROQ may risk not realizing the full potential of their investment if they do not participate in helping to create demand by asking for the Company's products in their own local markets through their preferred retailers and/or establishments.

Advertised Special Projects and Initiatives May Not Launch During this Offering

The Company may not be able to commercialize aspects of its offering that fall under future or special projects or initiatives without adequate funding. In addition, the Company reserves the right to invest in these initiatives with future potential financings.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

ONE ROQ Spirits LLC

By   /s/ *J. Garrett Green*

     Name: ONE ROQ Spirits LLC

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

ONE ROQ SPIRITS LLC
BALANCE SHEETS
As of December 31, 2021 and 2020

ASSETS		2021		2020
Current Assets:				
Cash and cash equivalents	$	20,751	$	72,376
Accounts receivable		45,325		21,180
Inventory		80,985		44,236
Subscription receivable		-		-
Funds held in escrow		105,301		2,717
Total Current Assets		252,362		140,509
Non-Current Assets:				
Due from related party		109,364		54,880
Property and equipment, net		-		-
Trademarks		547		547
Total Non-Current Assets		109,911		55,427
TOTAL ASSETS	$	362,273	$	195,936

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
Liabilities:

Current Liabilities:				
Accounts payable and accrued expense	$	52,494	$	85,618
Working Capital Financing		84,273		-
Notes payable, current portion		12,058		11,471
Accrued interest payable		584		592
Total Current Liabilities		149,409		97,681
Long-Term Liabilities:				
Notes payable, net of current portion		115,133		130,540
Total Long-Term Liabilities		115,133		130,540
Total Liabilities		264,542		228,221

Members' Equity/(Deficit): 60,000,000 units authorized, 57,739,945 and 55,631,539
membership units issued and outstanding, as of December 31, 2021 and 2020, respectively.

		97,731		(32,285)
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$	362,273	$	195,936

04/29/2022

ONE ROQ SPIRITS LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

	2021	2020
Net revenues	$ 141,115	$ 64,510
Costs of goods sold	(127,599)	(66,742)
Gross loss on sales	13,516	(2,232)
Operating Expenses:		
Sales & marketing	315,323	362,359
General & administrative	113,938	94,104
Total Operating Expenses	429,261	456,463
Loss from operations	(415,745)	(458,695)
Other Income/(Expense):		
Interest expense	(12,426)	(5,506)
Other income	-	2,000
Total Other Income/(Expense)	(12,426)	(3,506)
Loss before provision for income taxes	(428,171)	(462,201)
Provision for income taxes	-	-
Net loss	$ (428,171)	$ (462,201)

Unaudited. See accompanying notes, which are an integral part of these financial statements.

04/29/2022

ONE ROQ SPIRITS LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the years ended December 31, 2021 and 2020

	Members' Equity/(Deficit)	
	Membership Units	Members' Equity/(Deficit)
Balance at January 1, 2019	50,487,371	$(63,980)
Issuance of membership units	3,495,331	703,366
Offering costs	-	(84,395)
Net loss	-	(489,207)
Balance at December 31, 2019	53,982,702	65,784
Issuance of membership units	1,636,355	441,287
Issuance of membership units - broker compensation	12,482	5,367
Offering costs	-	(82,522)
Net loss	-	(462,201)
Balance at December 31, 2020	55,631,539	$(32,285)
Issuance of membership units	2,108,406	594,357
Issuance of membership units - broker compensation		-
Offering costs		(36,170)
Net loss		(428,171)
Balance at December 31, 2021	57,739,945	$97,731

04/29/2022

ONE ROQ SPIRITS LLC
STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss	$ (428,171)	$ (462,201)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Amortization	55	55
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(24,145)	(13,360)
(Increase)/Decrease in inventory	(36,749)	7,809
Increase/(Decrease) in accounts payable	(33,124)	40,381
Increase/(Decrease) in accrued interest payable	(8)	50
Net Cash Used In Operating Activities	(522,142)	(427,266)
Cash Flows From Financing Activities		
Proceeds from issuance of member units	491,718	542,585
Offering costs	(36,170)	(77,155)
Principal payments on notes payable	(21,657)	(2,510)
Short-term notes	91,110	-
Loans to related parties	(54,484)	(27,733)
Net Cash Provided By Financing Activities	470,517	435,187
Net Change In Cash	(51,625)	7,921
Cash at Beginning of Period	72,376	64,455
Cash at End of Period	$ 20,751	$ 72,376
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$10,992	$5,456
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activity		
Membership units issued as broker compensation	$ -	$5,367

Unaudited. See accompanying notes, which are an integral part of these financial statements.

04/29/2022

NOTE 1: NATURE OF OPERATIONS

ONE ROQ Spirits LLC (the "Company"), is a limited liability company organized March 12, 2012 under the laws of New York. The Company is an adult beverage manufacturer which primarily produces proprietary vodka recipes under its ONE ROQ® brand name. Its principal products include: ONE ROQ Vodka (plain flavored/flagship), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored). The Company currently produces its products utilizing contract bottlers of the ONE ROQ recipes that are currently located in Colorado, Oregon, and South Florida, with self-production as an important tenet of its future business plans.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has recorded no allowances against its accounts receivable balances as of December 31, 2021 and 2020.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Unaudited

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2021 and 2020 consist of finished goods and raw materials. The Company has outsourced manufacturing to a third party. Management reviews its inventory for obsolescence and impairment annually and records any reserves against cost of goods sold as they are identified.

	2021	2020
Raw materials	$ 54,244	$ 21,745
Finished goods	22,491	22,491
Total inventory	$ 80,985	$ 44,236

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for its capitalized assets. The management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment of $19,260 was held as fully depreciated for a net carrying balance of $0 as of both December 31, 2021 and 2020.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Unaudited

Revenue Recognition

Prior to the adoption of ASC 606, in 2018 the Company recognized revenue when it was realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2021 and 2020 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from the sale of its alcohol and merchandise products. Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the product, and payments from such customers are due upon invoicing.

Costs of Goods Sold

Costs of net revenues include the cost of products, supplies, freight, and other direct expenses to its sales.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

Unaudited

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

From its inception through December 31, 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period. Effective January 1, 2020, the Company elected to be taxed as a corporation. The Company has a net operating loss carryforward of $887,323 as of December 31, 2021. The Company used its estimated combined effective tax rate of approximately 26% from Federal and New York tax rates to derive a net deferred tax asset of $230,704 as of December 31, 2021. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. The 2021 tax returns have been extended as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdiction to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $ 428,171 and $ 462,201 and has negative cash flows from operations for the years ended December 31, 2021 and 2020, respectively. The Company has limited liquid assets to satisfy its obligations as they come due with $20,751 of cash as of December 31, 2021. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time, without continued financing.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the

Unaudited

amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY/(DEFICIT)

Amended Operating Agreement

In May 2020, the Company adopted an amended operating agreement which, among other changes, increased the authorized number of membership units from 55,000,000 to 60,000,000.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Membership Units

As of December 31, 2021 and 2020, the Company has 57,739,945 and 55,631,539 membership units issued and outstanding, respectively.

Planned Conversion

In April 2020, ONE ROQ Spirits Inc. was formed as a Delaware corporation. The Company plans to convert ONE ROQ Spirits, LLC into the newly formed Delaware corporation, though such has not yet occurred.

Membership Units Issuances

In 2021, the Company raised $594,357 through the issuance of 2,108,406 membership units pursuant to two offerings under Regulation Crowdfunding, with 1,012,244 membership units issued at $0.28 per unit.

In 2020, the Company raised $441,287 through the issuance of 1,636,355 membership units pursuant to two offerings under Regulation Crowdfunding, with 1,012,244 membership units issued at $0.20 per unit for gross proceeds of $198,059 and 624,111 membership units issued at $0.43 per unit (with certain investors receiving a reduced rate under the offering terms) for gross proceeds of $243,228. The Company's portal was issued 12,482 membership units as compensation, which were valued at $5,367 and recorded as additional non-cash offering costs in members' equity/(deficit).

In 2019, the Company raised $703,366 through the issuance of 3,495,331 membership units pursuant to an offering under Regulation Crowdfunding at a price per unit of $0.20.

As of December 31, 2021 and 2020, $105,301 and $2,717 of funds were held in escrow, respectively. The Company also incurred $36,170 and $77,155 in cash offering costs for the years ended December 31, 2021 and 2020, respectively, in connection with the Regulation Crowdfunding offerings.

NOTE 5: NOTES PAYABLE

The Company has several unsecured demand notes payable to Scarp Properties between 2014-2017 for total principal of $166,408. The notes bear interest at 5% per annum and matured in May 2018. The lender has agreed to extend the maturity date of the notes to September 2030 with required monthly payments of $1,526. The unpaid principal balances totaled $127,191 and $142,011 and accrued interest totaled $584 and $592 as of December 31, 2021 and 2020, all respectively. Total interest expense on the loans was $4,331 and $5,506 for the years ending December 31, 2020 and 2019, respectively.

Future minimum principal payments under the Company's outstanding loans, are as follows as of December 31, 2021:

2022	$	12,058
2023		12,675
2024		13,324
2025		13,995
Thereafter		75,139
Total	$	127,191

NOTE 6: SHORT-TERM FINANCING

The Company issued several unsecured demand notes payable to commercial lenders and investors for short-term working capital needs during the fourth quarter of 2021 with total principal of $91,110. The notes bear interest at various rates and mature at various times through June 2022. Monthly payments of $17,969. The unpaid principal balances totaled $84,273 and accrued interest totaled $847 as of December 31, 2021. Total interest expense on the loans was $8,095 for the year ending December 31, 2021.

NOTE 6: RELATED PARTY TRANSACTIONS

<u>Due to/from Related Party</u>

The Company had balances due from its founder and majority member from funds loaned from the Company. The amount outstanding as of December 31, 2021 and 2020 was $109,364 and $54,880, respectively. These balances have no formal repayment terms or stated interest rate and are not expected to be paid in the next twelve months.

<u>Office Lease</u>

The Company rents its office space on a month-to-month basis from its majority member. During both the years ended December 31, 2021 and 2020, the Company was charged $15,000 in related party rent expense.

Unaudited

Guarantee

The founder and majority member personally guarantees certain trade accounts payable.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Planned Conversions

As explained in Note 4, ONE ROQ Spirits, LLC plans to convert its legal form from a limited liability company to a corporation. As of the release date of the financial statements, no date for the conversion has been determined by management.

Regulation Crowdfunding Offering

The Company closed on an additional $99,078 of proceeds from the issuance of membership units in 2021.

Management's Evaluation

Management has evaluated subsequent events through April 29, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Unaudited

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: *OneRoq Spirits LLC*
Date: April 29, 2022   *By: /s/ J. Garrett Green*
                    J. Garrett Green
                    Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 29, 2020   *By: /s/ J. Garrett Green*
J. Garrett Green

                    Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director

Unaudited

CERTIFICATION

I, J. Garrett Green, Principal Executive Officer of ONE ROQ Spirits LLC, hereby certify that the financial statements of ONE ROQ Spirits LLC included in this Report are true and complete in all material respects.

J. Garrett Green

Chief Executive Officer